UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934


                            Medidata Solutions, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    58471A105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [ ]      Rule 13d-1(c)

 [X]      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

CUSIP No.   58471A105


1   Name of Reporting Person:   EJD LLC
    I.R.S. Identification No. of above person (entities only): 20-8494517


2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]


3   SEC Use Only



4   Citizenship or Place of Organization:  Delaware



NUMBER OF        5    Sole Voting Power:  794,712 shares*
SHARES
BENEFICIALLY     6    Shared Voting Power:  -0-
OWNED BY
EACH             7    Sole Dispositive Power: 794,712 shares*
REPORTING
PERSON           8    Shared Dispositive Power:  -0-
WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person: 794,712 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  3.5%**

12  Type of Reporting Person: OO (Limited Liability Company)



*    EJD LLC is the record owner of these shares.

** Based on 22,753,868 shares of common stock outstanding upon completion of the offering as reported in the issuer's final prospectus dated December 8, 2009.


                                Page 2 of 8 Pages

CUSIP No.    58471A105


1   Name of Reporting Person:  Edward Ikeguchi
    I.R.S. Identification No. of above person (entities only):


2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Citizenship or Place of Organization:     United States


NUMBER OF        5    Sole Voting Power: 794,712 shares*
SHARES
BENEFICIALLY     6    Shared Voting Power:  -0-
OWNED BY
EACH             7    Sole Dispositive Power: 794,712 shares*
REPORTING
PERSON           8    Shared Dispositive Power:  -0-
WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person: 794,712 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  3.5%**

12  Type of Reporting Person: IN



*    Edward Ikeguchi is the sole manager of EJD LLC.

** Based on 22,753,868 shares of common stock outstanding upon completion of the offering as reported in the issuer's final prospectus dated December 8, 2009.


                                Page 3 of 8 Pages

Item 1.

(a)      Name of Issuer: Medidata Solutions, Inc.

(b) Address of Issuer's Principal Executive Offices: 79 Fifth Avenue, 8th Floor; New York, New York 10003
Item 2.

(a) Name of Person Filing: This statement is being filed jointly by: (1) EJD LLC, a Delaware limited liability company ("EJD") and (2) Edward Ikeguchi, a citizen of the United States. Edward Ikeguchi is the sole manager of EJD LLC.

(b) Address of Principal Business Office or, if none, Residence: The address of EJD and Edward Ikeguchi is: 36 Blossom Terrace Larchmont, NY 10538

(c) Citizenship: EJD is organized under the laws of Delaware. Edward Ikeguchi is a citizen of the United States of America.

(d)      Title of Class of Securities: Common Stock, par value $0.01 per share

(e)      CUSIP Number: 58471A105

Item 3.

If this statement is filed pursuant to ss.240.13d-1(b) or ss.240.13d-2(b) or
(c), check whether the person filing is a: Not applicable.

Item 4.   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:
         EJD, Edward Ikeguchi:
         794,712 shares

(b)      Percent of class:
         EJD, Edward Ikeguchi:
         3.5%


                                Page 4 of 8 Pages

(c)      Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote:
                  EJD, Edward Ikeguchi:
                  794,712 shares

         (ii)     shared power to vote or to direct the vote:
                  EJD, Edward Ikeguchi:
                   -0-

         (iii)    sole power to dispose or to direct the disposition of:
                  EJD, Edward Ikeguchi:
                  794,712 shares

         (iv)     shared power to dispose or to direct the disposition of:
                  EJD, Edward Ikeguchi:
                  -0-

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Under certain circumstances, members of the Distribution Committee of The Edward Ikeguchi 2007 Delaware Trust (the "Trust") acting unanimously or individually with the consent of the Grantor under the Trust may distribute dividends from, or the proceeds from, the sale of shares of the issuer held by the Trust, if any.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.



                                Page 5 of 8 Pages

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          Not Applicable.



                                Page 6 of 8 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: February 3, 2010

                                            EJD LLC


                                            By: /s/ Edward Ikeguchi
                                                -------------------
                                                Edward Ikeguchi
                                                Manager



                                             By: /s/ Edward Ikeguchi
                                                -------------------
                                                Edward Ikeguchi





                                Page 7 of 8 Pages

                                                                       Exhibit I
                                                                       ---------


                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of common stock of Medidata Solutions, Inc.


         EXECUTED as of this 3rd day of February, 2010.


                                            EJD LLC


                                            By: /s/ Edward Ikeguchi
                                                -------------------
                                                Edward Ikeguchi
                                                Manager



                                             By: /s/ Edward Ikeguchi
                                                -------------------
                                                Edward Ikeguchi




                                Page 8 of 8 Pages